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                           January 12, 2021

       William Hunter
       President and Chief Executive Officer
       AMCI Acquisition Corp.
       1501 Ligonier Street, Suite 370
       Latrobe, PA 15650

                                                        Re: AMCI Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 31,
2020
                                                            File No. 333-250946

       Dear Mr. Hunter:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2020 letter.

       Form S-4/A filed December 31, 2020

       What interests do AMCI   s current officers and directors have in the
Business Combination?,
       page 10

   1. We note your response to comment 3 of our prior letter, and reissue our comment. Please revise to include the
aggregate value of the Founder Shares and Sponsor's warrants.
       Background of the Business Combination, page 80

   2. Please update to reflect the amendment to the merger agreement entered into on December
                                                        31, 2020.
 William Hunter
FirstName  LastNameWilliam Hunter
AMCI Acquisition  Corp.
Comapany
January 12,NameAMCI
            2021       Acquisition Corp.
January
Page 2 12, 2021 Page 2
FirstName LastName
Tax consequences of the merger to the holders of Advent stock, page 91

3. Your disclosure indicates that the parties intend for the merger and related transactions to be tax free either under Section 368(a) or Section 351 of the Internal Revenue Code.
         Please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion
to use    should    rather
         than    will,    but counsel providing the opinion must explain why it
cannot give a    will
         opinion and describe the degree of uncertainty in the opinion. Please refer to Sections
         III.B and C of Staff Legal Bulletin 19. Please update your exhibit index to include your tax opinion.

Legal Proceedings, page 105

4. For your disclosed legal proceeding, please provide the information required by Item 103 of Regulation S-K, such as the name of the court in which the proceeding is pending, the date instituted, the principal parties thereto, and the amount of relief sought.
Exclusive forum for certain lawsuits, page 140

5. We note your response to comment 7 in our prior letter. Please ensure that your disclosure accurately reflects the scope of Article VIII of your amended and restated
         certificate of incorporation.
Executive Compensation of Advent, page 159

6.       Please update to include compensation for fiscal year ended December
31, 2020.
AMCi Acquisition Corp Unaudited Financial Statements
Note 9-Subsequent Events, page F-33

7. We note your disclosure that on December 17, 2020, a purported shareholder class action complaint was filed against the company, alleging that the proposed Business
         Combination with Avent is both procedurally and substantively unfair. The complaint does not provide detail as to how the proposed Business Combination is unfair, either procedurally or substantively, and the company believes it has no merit. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please revise your disclosure in future amendments to provide all information pursuant to ASC 450.
 William Hunter
AMCI Acquisition Corp.
January 12, 2021
Page 3




       You may contact Effie Simpson, Staff Accountant at (202) 551-3346 or Melissa
Raminpour, Accounting Branch Chief at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff
Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



                                                          Sincerely,
FirstName LastNameWilliam Hunter
                                                          Division of
Corporation Finance
Comapany NameAMCI Acquisition Corp.
                                                          Office of
Manufacturing
January 12, 2021 Page 3
cc:       Jeffrey Rubin
FirstName LastName